[Debevoise & Plimpton LLP Letterhead]
May 12, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Manulife Financial Corporation
Registration Statement on Form F-3
Registration No. 159023
Ladies and Gentlemen:
     On behalf of Manulife Financial Corporation (“Manulife”), we hereby withdraw the Registration Statement on Form F-3 (Registration No. 333-159023) filed with the Commission on May 7, 2009. The Registration Statement relates to Manulife’s new dividend reinvestment plan for United States shareholders and was intended to become effective upon filing pursuant to Rule 462(a) under the Securities Act of 1933, as amended. We understand that the Registration Statement did not bear the proper EDGAR code and must accordingly be refiled.
Sincerely,
/s/  Alan H. Paley

cc:	Jennifer Riegel Securities and Exchange Commision Richard Lococo Manulife Financial Corporation